[redacted]

10028377

NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

BB 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8- 53037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Dr., Suite 726
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Michael Wik~~ 312 612-6111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company LLP
(Name – *if individual, state last, first, middle name*)

225 W. Illinois St., Suite 300, Chicago, IL 60654
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, Michael Wik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCA Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Kristen A Chell
Notary Public State of Illinois
My Commission Expires 03/22/2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MCA Securities LLC

We have audited the accompanying statement of financial condition of MCA Securities LLC as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCA Securities LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP

February 2, 2010

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377

Exhibit A

MCA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
ASSETS	
Cash and cash equivalents	$ 10,983
Accounts receivable	4,000
Total Assets	$ 14,983
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	$ -
MEMBERS' EQUITY	14,983
Total Liabilities and Members' Equity	$ 14,983

(See Accompanying Notes)

Exhibit B

MCA SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Fee income	$ 8,500
EXPENSES	
Regulatory and membership fees	5,030
Professional fees	8,610
Office rent	7,000
Utilities	2,000
Office expense	1,000
Insurance	502
Illinois replacement tax	346
Total Expenses	24,488
OTHER INCOME	
Interest income	103
NET LOSS	$(15,885)

(See Accompanying Notes)

Exhibit C

MCA SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - DECEMBER 31, 2008	$ 22,368
Net loss for the year ended December 31, 2009	(15,885)
Members' contributions	8,500
BALANCE - DECEMBER 31, 2009	$ 14,983

(See Accompanying Notes)

Exhibit D

MCA SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(15,885)
(Increase) decrease in assets:	
Accounts receivable	39,500
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(43,500)
Net Cash Used by Operating Activities	(19,885)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	8,500
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,385)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	22,368
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 10,983

(See Accompanying Notes)

Note 1 - Organization

The Company is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers (NASD) and is registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953. The Company was formed as limited liability company in the State of Illinois on November 3, 2000. The term of the Company is perpetual unless and until dissolved in accordance with the provisions of the members' operating agreement.

The Company is currently operating only within the State of Illinois, however, it may at a future date, become registered in other states. The Company was formed for the purpose of assisting in the private placement of securities.

Note 2 - Summary of Significant Accounting Policies

Operating Cycle
The duration of the Company's contracts relating to private placements in securities is typically greater than one year. Therefore, assets and liabilities are not classified as current and noncurrent because the related accounts receivable included in the balance sheet from those contracts may have collection periods that extend beyond one year.

Revenues
Revenues from fees arising from private securities placements in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Income Taxes
The Company files income tax returns in the U.S. federal jurisdiction and Illinois.The Company has elected to be treated as a partnership for income tax purposes. The taxable income of the partnership therefore flows through to the members and is reported on their personal income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Additionally, the Company maintains cash balances at various financial institutions which may, at times, exceed federally insured amounts. Management is aware of the uninsured cash balances and regularly reviews the financial stability of these institutions.

Note 2 - Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Accordingly, actual results could vary from the estimates that were used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable from private placement offering fees, primarily for investment companies of various types. As of December 31, 2009, the Company's accounts receivable is comprised of placement fees from one such offering. The Company acts as placement agent for an entity only after performing detailed due diligence on the subject parties.

Note 3 - Commitments and Contingencies

The Company operates out of offices leased by an affiliated entity that is owned by the members of the Company. In accordance with an agreement dated January 1, 2004, the Company has agreed to pay the affiliate a total of $2,500 per quarter (consisting of $1,750 for rent, $500 for utilities and $250 for other office expenses), in reimbursement of operating expenses incurred by the affiliate in connection with maintaining its offices.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. As of December 31, 2009, the Company had net capital of $10,983 which was $5,983 in excess of its required net capital of $5,000.

Note 5 - Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

Note 6 - Related Party Transactions

Fee revenue earned represents private placement fees earned pursuant to an agreement between the Company and a real estate limited liability company ("the real estate company"), for the Company to act as placement agent and provide marketing and distribution services for the private placement of member interests in the real estate company offering. An affiliated entity, owned by the members of the Company, holds 10% of the non-voting Class B interests of the real estate company.

Note 6 - Related Party Transactions - continued

In accordance with the agreement, the Company earned a fee of 1% of the dollar amount of all subscription commitments obtained for the offering. At each closing for the sale of member interests, the real estate company is required to pay the Company one-half of the total 1% fee associated with the total subscribed amount for that closing. The balance of the fee is to be paid to the company as the capital is received by the real estate company.

As of December 31, 2009, the Company had earned fees of $8,500 on commitments it has obtained in the amount of $850,000. Amounts received by the real estate company as of December 31, 2009 amounted to $850,000. At, December 31, 2009, the Company had a $4,000 receivable due from this real estate company.

Note 7 - Date of Management's Review

The Company has evaluated subsequent events through February 2, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

MCA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL

Total members' equity	$ 14,983
Deduct members' equity not allowable for net capital	4,000
Total members' equity qualified for net capital	10,983
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	10,983
Deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	10,983
Haircuts on securities	-
Net Capital	$ 10,983

(See Accompanying Notes)

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

To the Board of Directors
MCA Securities

In planning and performing our audit of the financial statements and supplemental material of MCA Securities LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Morison International
225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377
CPAUSA NETWORK

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies,that adversely affects the entity's ability to initiate, authorize, record, process, or reportfinancial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or a combination of deficiencies,in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
February 2, 2010

MCA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Russell Novak & Company, LLP